UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                      METROMEDIA INTERNATIONAL GROUP, INC.
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
                         (Title of Class of Securities)

                                   591695-10-1
                                 (CUSIP Number)

                                ARNOLD L. WADLER
             Executive Vice President, Secretary & General Counsel,
                               Metromedia Company
          One Meadowlands Plaza, East Rutherford, New Jersey 07073-2137
                            Tel. No.: (201) 531-8000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  WITH COPY TO:
                              JAMES M. DUBIN, ESQ.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                          New York, New York 10019-6064
                            Tel. No.: (212) 373-3000

                                  May 15, 1997
                     (Date of Event which Requires Filing of
                                 this Statement)

      If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       SCHEDULE 13D


CUSIP NO.  591695-10-1                                   PAGE  2  OF  9  PAGES
         ---------------------------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             METROMEDIA COMPANY
             62-1293303

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [X]
                                                                         (B) [ ]

3      SEC USE ONLY


4      SOURCE OF FUNDS

             n/a

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                      7      SOLE VOTING POWER

      NUMBER OF
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                            17,219,737 shares, including 7,989,206 shares beneficially owned through Metromedia Company, 4,426,249 shares beneficially owned through Met Telcell, Inc., 4,353,057 shares beneficially owned through a trust and 451,225 shares that may be deemed beneficially owned through membership in a group

       9              SOLE DISPOSITIVE POWER


       10             SHARED DISPOSITIVE POWER

                            17,219,737 shares, including 7,989,206 shares beneficially owned through Metromedia Company, 4,426,249 shares beneficially owned through Met Telcell, Inc., 4,353,057 shares beneficially owned through a trust and 451,225 shares that may be deemed beneficially owned through membership in a group

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             17,219,737 shares, including 7,989,206 shares beneficially owned through Metromedia Company, 4,426,249 shares beneficially owned through Met Telcell, Inc., 4,353,057 shares beneficially owned through a trust and 451,225 shares that may be deemed beneficially owned through membership in a group

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             26%

14     TYPE OF REPORTING PERSON

             PN
------ --------------

                                       SCHEDULE 13D


CUSIP NO. 591695-10-1                                    PAGE  3  OF  9  PAGES
          --------------------------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             JOHN W. KLUGE
             ###-##-####

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [X]
                                                                         (B) [ ]

3      SEC USE ONLY


4      SOURCE OF FUNDS

             n/a

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             U.S.A.

                      7      SOLE VOTING POWER

      NUMBER OF
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                            17,219,737 shares, including 7,989,206 shares beneficially owned through Metromedia Company, 4,426,249 shares beneficially owned through Met Telcell, Inc., 4,353,057 shares beneficially owned through a trust and 451,225 shares that may be deemed beneficially owned through membership in a group

       9              SOLE DISPOSITIVE POWER


       10             SHARED DISPOSITIVE POWER

                            17,219,737 shares, including 7,989,206 shares beneficially owned through Metromedia Company, 4,426,249 shares beneficially owned through Met Telcell, Inc., 4,353,057 shares beneficially owned through a trust and 451,225 shares that may be deemed beneficially owned through membership in a group

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             17,219,737 shares, including 7,989,206 shares beneficially owned through Metromedia Company, 4,426,249 shares beneficially owned through Met Telcell, Inc., 4,353,057 shares beneficially owned through a trust and 451,225 shares that may be deemed beneficially owned through membership in a group

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             26%

14     TYPE OF REPORTING PERSON

             IN
------ --------------

                                       SCHEDULE 13D


CUSIP NO. 591695-10-1                                    PAGE  4  OF  9  PAGES
         ---------------------------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             STUART SUBOTNICK
             ###-##-####

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [X]
                                                                         (B) [ ]


3      SEC USE ONLY


4      SOURCE OF FUNDS

             n/a

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             U.S.A.

                      7      SOLE VOTING POWER

      NUMBER OF
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                            17,219,737 shares, including 7,989,206 shares beneficially owned through Metromedia Company, 4,426,249 shares beneficially owned through Met Telcell, Inc., 4,353,057 shares beneficially owned through a trust and 451,225 shares that may be deemed beneficially owned through membership in a group

       9              SOLE DISPOSITIVE POWER



       10             SHARED DISPOSITIVE POWER

                            17,219,737 shares, including 7,989,206 shares beneficially owned through Metromedia Company, 4,426,249 shares beneficially owned through Met Telcell, Inc., 4,353,057 shares beneficially owned through a trust and 451,225 shares that may be deemed beneficially owned through membership in a group

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             17,219,737 shares, including 7,989,206 shares beneficially owned through Metromedia Company, 4,426,249 shares beneficially owned through Met Telcell, Inc., 4,353,057 shares beneficially owned through a trust and 451,225 shares that may be deemed beneficially owned through membership in a group

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             26%

14     TYPE OF REPORTING PERSON

             IN
------ --------------

                                       SCHEDULE 13D

CUSIP NO. 591695-10-1                                    PAGE  5  OF  9  PAGES
          --------------------------



1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             MET TELCELL, INC.
             13-3586875

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [X]
                                                                         (B) [ ]

3      SEC USE ONLY


4      SOURCE OF FUNDS

             n/a

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                      7      SOLE VOTING POWER

      NUMBER OF
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                            17,219,737 shares, including 7,989,206 shares beneficially owned through Metromedia Company, 4,426,249 shares beneficially owned through Met Telcell, Inc., 4,353,057 shares beneficially owned through a trust and 451,225 shares that may be deemed beneficially owned through membership in a group

       9              SOLE DISPOSITIVE POWER



       10             SHARED DISPOSITIVE POWER

                            17,219,737 shares, including 7,989,206 shares beneficially owned through Metromedia Company, 4,426,249 shares beneficially owned through Met Telcell, Inc., 4,353,057 shares beneficially owned through a trust and 451,225 shares that may be deemed beneficially owned through membership in a group

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             17,219,737 shares, including 7,989,206 shares beneficially owned through Metromedia Company, 4,426,249 shares beneficially owned through Met Telcell, Inc., 4,353,057 shares beneficially owned through a trust and 451,225 shares that may be deemed beneficially owned through membership in a group

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             26%

14     TYPE OF REPORTING PERSON

             CO
------ --------------

ITEM 1.     SECURITY AND ISSUER.

            This statement on Schedule 13D filed on November 1, 1995 (the "Statement"), as amended by Amendment No. 1 filed on May 2, 1997 ("Amendment No. 1"), relating to the common stock, par value $1.00 per share (the "Common Stock"), of Metromedia International Group, Inc., a Delaware corporation (the "Company"), is hereby further amended as set forth below. Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Statement.

ITEM 2.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Item 3 of the Statement is hereby amended to add after the last sentence of the paragraph captioned "John W. Kluge" the following:

                  Subsequent to the filing of Amendment No. 1, an additional 527,600 shares of Common Stock were purchased with the personal funds of the Trust in an aggregate amount of $5,007,825.

ITEM 3.     INTEREST IN SECURITIES OF THE ISSUER.

            Item 5(a) of the Statement is hereby amended and restated to read in its entirety as follows:

                  Metromedia

                  Metromedia is the direct owner of 7,989,206 shares of Common Stock and may be deemed the beneficial owner of an additional 9,230,531 shares of Common Stock through its membership in a group of entities under the common ownership and control of Messrs. Kluge and Subotnick, for a total of 17,219,737 shares of Common Stock, representing 26% of the outstanding shares of Common Stock.

                  John W. Kluge

                  Mr. Kluge is the beneficial owner of 17,219,737 shares of Common Stock, which figure includes 7,989,206 shares owned by Metromedia, 4,426,249 shares owned by Met Telcell, 4,353,057 shares owned by the Trust and 451,225 shares owned by Mr. Subotnick in joint tenancy, of which Mr. Kluge may be deemed a beneficial owner by virtue of his membership in a group with Mr. Subotnick. This amount constitutes 26% of the outstanding shares of Common Stock.

                  Stuart Subotnick

                  Mr. Subotnick is the beneficial owner of 17,219,737 shares of Common Stock, which figure includes 7,989,206 shares owned by Metromedia, 4,426,249 shares owned by Met Telcell, 451,225 shares owned in joint tenancy and 4,353,057 shares owned by the Trust, of which Mr. Subotnick may be deemed a beneficial owner by virtue of his membership in a group with Mr. Kluge. This amount constitutes 26% of the outstanding shares of Common Stock.

                  Met Telcell

                  Met Telcell is the direct owner of 4,426,249 shares of Common Stock and may be deemed the beneficial owner of an additional 12,793,488 shares of Common Stock through its membership in a group of entities under the common ownership and control of Messrs. Kluge and Subotnick, for a total of 17,219,737 shares of Common Stock, representing 26% of the outstanding shares of Common Stock.

            Item 5(b) of the Statement is hereby amended by replacing the references to "3,826,949 shares" in the third line of the paragraph captioned "John W. Kluge" and the third line of the paragraph captioned "Stuart Subotnick" with "4,353,057 shares."

            Item 5(c) of the Statement is hereby amended to add after the last sentence the following:

                  Subsequent to the filing of the Statement, Messrs. Kluge and Subotnick were issued options to acquire shares of Common Stock, of which 220,000 options to acquire shares of Common Stock may be exercised by each of Messrs. Kluge and Subotnick within 60 days of the date of this filing.

                  Subsequent to the filing of Amendment No. 1, Mr. Kluge purchased or otherwise acquired shares of Common Stock on the dates, in the amounts and at the prices set forth on Annex D attached hereto and incorporated by reference herein. All purchases were made in the open market.

                                  SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:   May 15, 1997


                                    METROMEDIA COMPANY



                                    By:   /s/ Stuart Subotnick
                                          --------------------------
                                          Name:  Stuart Subotnick
                                          Title:  General Partner



                                      /s/  John W. Kluge
                                     --------------------------------
                                     John W. Kluge



                                     /s/ Stuart Subotnick
                                     --------------------------------
                                     Stuart Subotnick


                                    MET TELCELL, INC.



                                    By:   /s/ Stuart Subotnick
                                          --------------------------
                                          Name:  Stuart Subotnick
                                          Title: Executive Vice President

                                    ANNEX D




                      Number of Shares      Price Paid
Date of Purchase      of Common Stock       per Share      Total Price Paid
----------------      ---------------      -----------     ----------------
   5/5/97                   10,000            9 3/8        $    93,750
   5/6/97                  107,600            9 1/2          1,022,200
   5/7/97                   10,000            9 1/2             95,000
   5/8/97                  350,000            9 1/2          3,325,000
   5/8/97                   50,000            9 7/16           471,875
                           -------                           ---------
                           527,600                          $5,007,825